M-real Corporation Stock Exchange Announcement 26.10.2006 at 2 p.m.

M-REAL CORPORATION'S FINANCIAL REPORTING IN 2007

M-real Corporation will publish the following financial reports in 2007:

Wednesday 7 February
Financial Results for year 2006

Tuesday 24 April
Interim Report January-March 2007

Thursday 26 July
Interim Report January-June 2007

Thursday 25 October
Interim Report January-September 2007

The Annual General Meeting of M-real Corporation is held on Tuesday 13 March, 2007.

M-REAL CORPORATION

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